Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia Regains Compliance with NASDAQ $1.00 Minimum Bid Price Rule

TAIPEI, Taiwan, January 04, 2016 – GigaMedia Limited (NASDAQ: GIGM), an online games and computing services provider, today announced that on December 31, 2015, NASDAQ notified the Company that it has regained compliance with Rule 5550(a)(2), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Capital Market. As a result of satisfying the minimum bid price requirement, this matter is now closed.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.